UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Haverty Furniture Companies, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Eliot Robinson Bryan Cave LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309 Telephone: (404) 572-6785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS: Frank S. McGaughey III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 65,985 Shares of Class A Common Stock
	8	SHARED VOTING POWER 108,510 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 65,985 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 108,510 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,495 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS: Ridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 108,510 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 108,510 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,510 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 4 of 6 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 12, 2012 (the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company. This Amendment No. 1 reflects updated information regarding the beneficial ownership of the other Class A Shareholders (as defined below). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 5.     Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)
The Reporting Persons beneficially own an aggregate 174,495 shares or 6.1% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended September 30, 2012, which reported that 2,857,223 shares of Class A Common Stock were outstanding as of October 31, 2012.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,836,641 shares or 64.3% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

(b)
Mr. McGaughey holds sole voting and dispositive power with respect to 65,985 shares held by him. Mr. McGaughey is the general partner of Ridge Partners and may be deemed to hold shared voting and dispositive power with respect to the 108,510 shares held by Ridge Partners. Mr. McGaughey disclaims beneficial ownership of the shares held by Ridge Partners except to the extent of his pecuniary interest therein.

(c)
Except as set forth on Schedule 1 hereto, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 419596-20-0	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2012	FRANK S. MCGAUGHEY III

	By:	/s/ Frank S. McGaughey III
Frank S. McGaughey III

RIDGE PARTNERS, L.P.

By:	/s/ Frank S. McGaughey III
Frank S. McGaughey III General Partner

CUSIP No. 419596-20-0	13D	Page 6 of 6 Pages

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.       Frank S. McGaughey III

         No transactions.

2.      Ridge Partners, L.P.

         No transactions.

3.      H5, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
8/28/12	Disposition	10,000	N/A	Conversion1
10/31/12	Disposition	188,630	N/A	Distribution2

4.       J. Rawson Haverty, Jr.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
6/4/12	Disposition	9,600	N/A	Conversion3
6/15/12	Disposition	26,160	N/A	Conversion4

5.       Marital Trust

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
10/31/12	Acquisition	188,630	$14.815	Distribution5
11/1/12	Disposition	67,700	N/A	Transfer6
11/14/12	Disposition	120,930	N/A	Transfer7

6.       Marital Trust B

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
11/1/12	Acquisition	67,700	N/A	Transfer8
11/14/12	Acquisition	120,930	N/A	Transfer9
11/14/12	Disposition	67,700	N/A	Conversion10

7.       Clarence H. Smith

          No transactions.

8.       Villa Clare Partners, L.P.

          No transactions.

1	Conversion of Class A Common Stock into common stock of the Company.
2	Distribution of Class A Common Stock to limited partners of H5.
3	Conversion of Class A Common Stock held by the Margaret Munnerlyn Haverty Revocable Trust (the "Trust") to common stock of the Company.
4	Conversion of Class A Common Stock held by the Trust to common stock of the Company. As a result of this transaction, the Trust ceased to hold any shares of Class A Common Stock.
5	Acquisition of Class A Common Stock from limited partners of H5 in partial repayment of promissory notes from each limited partner in favor of the Marital Trust.
6	Transfer of Class A Common Stock to Marital Trust B in connection with the division of the Marital Trust.
7	Transfer of Class A Common Stock to Marital Trust B.
8	Transfer of Class A Common Stock from Marital Trust in connection with the division of the Marital Trust.
9	Acquisition of Class A Common Stock from Marital Trust.
10	Conversion of Class A Common Stock into common stock of the Company.